Exhibit 99.1

Ambow Education Announces Fourth Quarter and Full Year 2018 Financial Results

BEIJING, April 5, 2019 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its audited financial and operating results for the fourth quarter ended December 31, 2018 and fiscal year 2018.

Fourth Quarter 2018 Financial Highlights

•	Net revenues for the fourth quarter of 2018 increased by 10.8% to US$24.6 million from US$22.2 million in the same period of 2017. This increase was due primarily to higher student enrollment for the 2018-2019 academic year in the Company’s K-12 schools and revenues from Boston-based Bay State College (“BSC”, acquired in November 2017).

•	Gross profit for the fourth quarter of 2018 was US$8.3 million, compared with US$9.8 million for the same period of 2017. Gross profit margin was 33.7% for the fourth quarter of 2018, compared to 44.1% in the same period of 2017. The decrease in gross profit margin was primarily attributable to lower profit margin at BSC, as the Company is in the process of consolidating its business operations.

•	Operating expenses in the fourth quarter of 2018 decreased by 5.5% to US$6.9 million from US$7.3 million for the same period of 2017. Operating expenses as a percentage of net revenues for the quarter decreased to 28.0% from 33.0% in the same period of 2017, primarily due to a one-time bad debt expense recovery and reversal of US$2.9 million in the fourth quarter of 2018.

•	Net income attributable to ordinary shareholders for the fourth quarter of 2018 was US$4.5 million, or US$0.10 per basic and diluted share, compared with a net income of US$3.3 million for the fourth quarter of 2017, or US$0.09 per basic share and US$0.08 per diluted share.

•	As of December 31, 2018, Ambow maintained strong cash resources of US$52.2 million, comprising cash and cash equivalents of US$30.8 million, short-term investments of US$17.0 million, and restricted cash of US$4.4 million.

•	As of December 31, 2018, the Company’s deferred revenue balance was US$18.1 million, representing a 2.8% increase from US$17.6 million as of December 31, 2017, mainly attributable to the tuition and course fees collected in the K-12 business segment for the 2018-2019 academic year, and the tuition and fees collected at BSC for the spring semester of 2019.

Fiscal Year 2018 Financial Highlights

•	Net revenues for fiscal year 2018 increased by 13.3% to US$77.3 million from US$68.2 million in 2017, due primarily to higher student enrollment for both 2017-2018 and 2018-2019 academic years in the Company’s K-12 schools and revenues from BSC.

•	Gross profit for fiscal year 2018 decreased by 2.4% to US$28.1 million from US$28.8 million in 2017. Gross profit margin was 36.4%, compared to 44.2% in 2017. The decrease in gross profit margin was primarily attributable to lower profit margin at BSC, as the Company is in the process of consolidating its business operations.

•	Operating expenses for fiscal year 2018 were US$25.9 million, a 9.1% decrease from US$28.5 million in 2017. Operating expenses as a percentage of net revenues for the year decreased to 33.5% from 41.8% in 2017, primarily due to a one-time bad debt expense recovery and reversal of US$2.9 million in the fourth quarter of 2018.

•	Operating income for fiscal year 2018 was US$2.2 million, compared with an operating income of US$0.4 million for 2017.

•	Net income attributable to ordinary shareholders for fiscal year 2018 was US$6.5 million, or US$0.16 per basic and diluted share, compared with a net income of US$7.1 million, or US$0.18 per basic and diluted share, in the prior year. A one-time gain of US$5.7 million from the sale of subsidiaries was recorded in 2017.

“We are pleased to report a solid fourth quarter; with year-over-year revenue growth across our two primary business segments, Better Schools and Better Jobs, up 12.8 percent and 38.3 percent, respectively,” said Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “While tuition fees from Bay State College contributed significantly to Ambow’s Better Jobs revenue throughout the fiscal year, transition expenses related to BSC’s acquisition pressured margins and impacted the Company’s financial results for the year. However, with higher enrollments to be expected across all business segments in 2019, we will remain focused on managing costs and improving margins to boost operational efficiency and generate greater overall profitability.”

Dr. Huang further commented on the strategic value of Bay State College to Ambow’s long-term success, “Through international expansion, Ambow is now uniquely positioned to address the pressing needs of smaller private U.S. colleges that are experiencing declining enrollments and tuition revenue. In launching Ambow’s first Cross-Border College Program between China and U.S. colleges, we are optimizing BSC’s course offerings while simultaneously providing talented and financially qualified students from China who are eager to earn a bachelors degree in the United States.”

“We are confident that the implementation of the Cross-Border Program at Bay State will serve as an excellent model that is scalable and can be adopted by many U.S. colleges facing enrollment and tuition challenges.”

The Company's fourth quarter and fiscal year 2018 financial and operating results can also be found on its Form 6-K and Form 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the fourth quarter and the twelve months of 2018 are based on the effective exchange rate of 6.8755 as of December 31, 2018; all amounts translated from RMB to U.S. dollars for the fourth quarter and the twelve months of 2017 are based on the effective exchange rate of 6.5063 as of December 31, 2017. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86 10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,		As of December 31,
	2018		2017
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	30,752	211,436	195,303
Restricted cash	4,374	30,072	2,350
Short term investments, available for sale	6,866	47,208	128,042
Short term investments, held to maturity	10,181	70,000	93,000
Accounts receivable, net	2,637	18,132	24,511
Amounts due from related parties	161	1,105	-
Prepaid and other current assets, net	19,601	134,770	129,517
Loan receivable, current	6,207	42,677	-
Total current assets	80,779	555,400	572,723
Non-current assets:
Property and equipment, net	24,134	165,933	168,423
Land use rights, net	262	1,804	1,848
Intangible assets, net	13,441	92,412	96,769
Goodwill	10,642	73,166	73,166
Deferred tax assets, net	1,490	10,240	8,222
Long-term loan receivables	-	-	42,677
Other non-current assets, net	1,638	11,264	13,592

Total non-current assets	51,607	354,819	404,697

Total assets	132,386	910,219	977,420

LIABILITIES
Current liabilities:
Deferred revenue *	18,071	124,250	114,396
Accounts payable *	1,977	13,583	23,414
Accrued and other liabilities *	37,270	256,325	418,998
Borrow from third party, current	6,000	41,179	-
Income taxes payable *	30,123	207,114	202,314
Amounts due to related parties *	392	2,696	3,430
Total current liabilities	93,833	645,147	762,552
Non-current liabilities:
Long-term borrowings from third party	-	-	39,205
Consideration payable for acquisitions	192	1,322	6,766
Other non-current liabilities	142	979	2,938

Total non-current liabilities	334	2,301	48,909

Total liabilities	94,167	647,448	811,461

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2017 and 2018)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 34,206,939 and 38,756,289 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	106	728	640
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	13	90	90
Additional paid-in capital	510,090	3,507,123	3,456,307
Statutory reserve	2,931	20,149	20,036
Accumulated deficit	(475,869)	(3,271,838)	(3,316,715)
Accumulated other comprehensive income	1,208	8,305	6,876
Total Ambow Education Holding Ltd.’s equity	38,479	264,557	167,234
Non-controlling interests	(260)	(1,786)	(1,275)
Total equity	38,219	262,771	165,959
Total liabilities and equity	132,386	910,219	977,420

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,			For the three months ended December 31,
	2018	2018	2017	2018	2018	2017
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	76,378	525,134	432,754	24,537	168,705	141,685
Intelligent program and services	927	6,374	11,170	49	340	2,514
Total net revenues	77,305	531,508	443,924	24,586	169,045	144,199
COST OF REVENUES
Educational program and services	(48,279)	(331,939)	(249,400)	(16,137)	(110,948)	(79,739)
Intelligent program and services	(902)	(6,204)	(6,995)	(148)	(1,016)	(936)
Total cost of revenues	(49,181)	(338,143)	(256,395)	(16,285)	(111,964)	(80,675)

GROSS PROFIT	28,124	193,365	187,529	8,301	57,081	63,524
Operating expenses:
Selling and marketing	(6,363)	(43,751)	(36,710)	(1,714)	(11,784)	(8,505)
General and administrative	(19,303)	(132,718)	(142,252)	(5,214)	(35,846)	(37,238)
Research and development	(220)	(1,513)	(6,262)	19	134	(1,609)
Total operating expenses	(25,886)	(177,982)	(185,224)	(6,909)	(47,496)	(47,352)

OPERATING INCOME	2,238	15,383	2,305	1,392	9,585	16,172

OTHER INCOME (EXPENSES)
Interest income	967	6,652	5,191	187	1,285	1,181
Foreign exchange gain (loss), net	54	372	(522)	32	218	(1,262)
Other income (loss), net	210	1,447	1,652	135	930	1,668
Gain from derecognition of liabilities	2,215	15,226	-	2,215	15,226	-
Gain on disposal of subsidiaries	-	-	38,145	-	-	-
Gain (loss) from deregistration of subsidiaries	416	2,858	-	(53)	(362)	-
Gain from fair value change of contingent consideration payable	792	5,444	-	792	5,444	-
Gain on sale of investment available for sale	154	1,056	8,768	43	297	4,048
Total other income	4,808	33,055	53,234	3,351	23,038	5,635
INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	7,046	48,438	55,539	4,743	32,623	21,807
Income tax expense	(509)	(3,498)	(9,614)	(227)	(1,559)	(615)

NET INCOME	6,537	44,940	45,925	4,516	31,064	21,192
Less: Net loss attributable to non-controlling interest	(7)	(50)	(538)	(13)	(89)	(338)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	6,544	44,990	46,463	4,529	31,153	21,530

NET INCOME	6,537	44,940	45,925	4,516	31,064	21,192

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	190	1,304	3,876	8	52	2,895
Unrealized gains on short term investments
Unrealized holding gains arising during period	113	776	2,901	48	330	1,395
Less: reclassification adjustment for gains included in net income	95	651	5,606	33	224	2,916
Other comprehensive income	208	1,429	1,171	23	158	1,374

TOTAL COMPREHENSIVE INCOME	6,745	46,369	47,096	4,539	31,222	22,566

Net income per share – basic	0.16	1.09	1.20	0.10	0.72	0.55

Net income per share - diluted	0.16	1.08	1.18	0.10	0.71	0.55

Weighted average shares used in calculating basic net income per share	41,342,597	41,342,597	38,826,800	43,255,473	43,255,473	38,895,416

Weighted average shares used in calculating diluted net income per share	41,671,763	41,671,763	39,303,760	43,589,336	43,589,336	39,282,462

Discussion of Segment Operations

	For the year ended December 31,			For the three months ended December 31,
	2018	2018	2017	2018	2018	2017
	US$	RMB	RMB	US$	RMB	RMB
	(All amounts in thousands)
NET REVENUES
Better Schools	47,213	324,610	287,804	16,234	111,618	91,058
Better Jobs	29,165	200,524	144,950	8,303	57,087	50,627
Others	927	6,374	11,170	49	340	2,514
Total net revenues	77,305	531,508	443,924	24,586	169,045	144,199
COST OF REVENUES
Better Schools	(30,022)	(206,415)	(178,935)	(10,911)	(75,018)	(54,243)
Better Jobs	(18,257)	(125,524)	(70,465)	(5,226)	(35,930)	(25,496)
Others	(902)	(6,204)	(6,995)	(148)	(1,016)	(936)
Total cost of revenues	(49,181)	(338,143)	(256,395)	(16,285)	(111,964)	(80,675)
GROSS PROFIT
Better Schools	17,191	118,195	108,869	5,323	36,600	36,815
Better Jobs	10,908	75,000	74,485	3,077	21,157	25,131
Others	25	170	4,175	(99)	(676)	1,578
Total gross profit	28,124	193,365	187,529	8,301	57,081	63,524